Exhibit 99.1

Capitalization

On September 26, 2013, Tsakos Energy Navigation Limited (the “Company”) announced the pricing of its $50 million public offering (the “Offering”) of 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (“Series C Preferred Shares”). Upon the closing of the Offering on September 30, 2013, the Company issued the 2,000,000 Series C Preferred Shares and received aggregate net proceeds of approximately $47.9 million, after deducting underwriting discounts and offering expenses.

The following table sets forth the Company’s (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2013 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $37.4 million, (ii) the prepayment of $9.1 million on the termination of one of the Company’s credit facilities with an outstanding balance of $26.8 million at June 30, 2013, (iii) the drawdown of $18.0 million under a new term bank loan, (iv) payments of $15.7 million to shipyards for new-buildings, (v) the payment of $0.9 million preference dividends, (vi) the payment of $2.8 million dividend to holders of common shares, (vii) the issuance of 481,804 common shares for net proceeds of $2.3 million under its distribution agency agreement; and

•	an as further adjusted basis giving effect to the above and the issuance of the Series C Preferred Shares September 30, 2013 at a price of $25.00 per share (assuming no exercise of the underwriters’ option to purchase additional shares).

	As of June 30, 2013
In thousands of U.S. Dollars	Actual	Adjusted	As Further Adjusted
Cash
Cash and cash equivalents	$141,119	$95,533	$143,417
Restricted cash	5,790	5,790	5,790

Total cash	$146,909	$101,323	$149,207

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,438,651	$1,410,145	$1,410,145

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares) and 2,000,000 Series B Preferred Shares issued and outstanding on an actual and on an as adjusted basis; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares and 2,300,000 Series C Preferred Shares) and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an as further adjusted basis	2,000	2,000	4,000
Common shares, $1.00 par value; 85,000,000 shares authorized and 56,443,237 shares issued and outstanding on an actual basis; 56,925,041 shares issued and outstanding on an as adjusted and on an as further adjusted basis	56,443	56,925	56,925
Additional paid-in capital	450,642	452,455	498,339
Accumulated other comprehensive loss	(9,639)	(9,639)	(9,639)
Retained earnings	472,279	471,376	471,376
Non-controlling interest	1,600	1,600	1,600

Total stockholders’ equity	973,325	974,717	1,022,601

Total capitalization	$2,411,976	$2,384,862	$2,432,746